PRUDENTIAL INVESTMENT PORTFOLIOS 3

PGIM Quant Solutions Large-Cap Value Fund AMENDMENT TO MANAGEMENT AGREEMENT

This Amendment to Management Agreement, effective as of July 1, 2023, is entered into between Prudential Investment Portfolios 3, a Delaware statutory trust (the “Trust”), on behalf of its series, PGIM Quant Solutions Large-Cap Value Fund (the “Fund”), formerly known as the Dryden Strategic Value Fund, and PGIM Investments LLC (the “Manager”), a New York limited liability company.

WHEREAS, the Trust and the Manager entered into a Management Agreement with respect to the Fund dated February 13, 2001, as amended and restated September 19, 2005 (the “Management Agreement”); and

WHEREAS the Trust and the Manager have mutually agreed to revise Schedule A of the Management Agreement, in order to reduce the management fee rate pursuant to which the Trust compensates the Manager for the services provided by the Manager to the Fund under the Management Agreement.

NOW THEREFORE, the parties mutually agree as follows:

1.

Effective July 1, 2023, the management fee rate schedule appearing in Schedule A of the Management Agreement is hereby deleted in its entirety and is replaced with the following new management fee rate schedule applicable to the Fund:

Management Fee Rate:

·	0.79% to $1 billion of average daily net assets;
·	0.75% over $1 billion of average daily net assets

2.	The Management Agreement is unchanged in all other respects.

IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed by their officers designated below as of the day and year first above written.

PRUDENTIAL INVESTMENT PORTFOLIOS 3

Signed: /s/Stuart S. Parker

Suart S. Parker, President

PGIM INVESTMENTS LLC

Signed: /s/Scott E. Benjamin

Scott E. Benjamin, Executive Vice President